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WESTERN FOREST PRODUCTS INC. 435 Trunk Road Duncan, British Columbia Canada V9L 2P9 Telephone: 250 748 3711 Facsimile: 250 748 6045

Western Forest Products Inc.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest closes one mill and curtails production at a second to improve operating efficiency

August 4, 2005 – Duncan, British Columbia. Western Forest Products (TSX: WEF) today announced the permanent closure of its Silvertree saw mill in Vancouver and the indefinite curtailment of its Saltair saw mill near Ladysmith on Vancouver Island. Both mills will work their last shifts on Friday, October 28, 2005.

While the Saltair mill’s long term future is being determined, the 125 employees will be interviewed for available positions as third shifts will be added at Western’s mills at Cowichan Bay, Ladysmith, and Duke Point. The total employment at Western’s saw mills on Vancouver Island will remain essentially the same, but in a lower cost operating structure.

Silvertree’s 151 employees will be treated in accordance with the severance provisions of the Coast Master Agreement between the industry and the United Steelworkers, including opportunities for employment at the Vancouver Island mills and other locations in the company. The Silvertree site will be sold for other uses. The saw mill began operating in 1947.

“This is a difficult but necessary decision,” says Reynold Hert, President and Chief Executive Officer. “Over several months we have investigated various options for improving the business. We believe the steps we have taken today are the right ones to begin enhancing our operating efficiency and lower operating costs.”

“We regret the impact this news will have on our employees and their families. We will be working with them to support them through this transition.”

Hert says a recent strategic review pointed to the need for Western to optimize operations at its saw mills to achieve greater efficiencies, productivity and significantly lower costs. As a result of the Silvertree closure and the Saltair curtailment the Company will operate saw mills at Nanaimo, Duke Point, Cowichan Bay, and Ladysmith on Vancouver Island. Annual production under this new mill complement is estimated to be 900 million board feet.”

“The Saltair mill curtailment is indefinite,” says Hert, “and we will maintain the mill while continuing to review options against the market and our wood supply for the saw mill and the planer mill. The kilns at the Saltair mill will continue to operate. ”

As a result of today’s announcement the Company will record an $8.5 million write down in the second quarter for the estimated impairment in the carrying value of the Silvertree sawmill, as well as a further estimated $7.2 million in the third quarter that will relate to restructuring and other costs.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 25 to 30 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form and under the “Risk Factors” section of Western’s Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

For further information contact:	Reynold Hert	250 715 2207	Paul Ireland	250 715 2209

Media Contact:	Gary Ley	604 787 5467